

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2024

Vadim Mats
Chief Executive Officer
Gaxos.ai Inc.
101 Eisenhower Parkway, Suite 300
Roseland, NJ

>   **Re: Gaxos.ai Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 21, 2024**
>   **File No. 333-282739**

Dear Vadim Mats:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Vadim Mats